HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

November 28, 2012

VIA EDGAR

Mr. Michael McTiernan

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Orchid Island Capital, Inc.
Registration Statement on Form S-11
Filed on October 22, 2012
Registration No. 333-184538

Dear Mr. McTiernan:

As counsel to Orchid Island Capital, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-11 (File No. 333-184538) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 14, 2012.

For convenience of reference, each Staff comment contained in your November 14, 2012 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Ms. Erin Martin and Ms. Rochelle Plesset a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 1 to the Registration Statement filed with the Commission on October 22, 2012. The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 1.

Mr. Michael McTiernan

November 28, 2012

Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General Comments

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

RESPONSE: The Company respectfully submits that, with the exception of the logo that appears on the cover of the prospectus as filed on October 22, 2012, it will not include any graphics, maps, photographs or other artwork in the prospectus.

2.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

RESPONSE: The Company respectfully submits that it relies upon the exemption provided by Section 3(c)(5)(C) of the Investment Company Act. The Company monitors its portfolio periodically and prior to each investment to confirm that it continues to qualify for the exemption. To qualify for the exemption, the Company makes investments so that at least 55% of the assets it owns on an unconsolidated basis consist of qualifying mortgages and other liens on and interests in real estate, which the Company refers to as qualifying real estate assets, and so that at least 80% of the assets the Company owns on an unconsolidated basis consist of real estate-related assets, including its qualifying real estate assets.

The Company treats whole-pool pass-through Agency RMBS as qualifying real estate assets based on no-action letters issued by the Staff or the SEC. To the extent that the SEC publishes new or different guidance with respect to these matters, the Company may fail to qualify for this exemption. The Company’s Manager intends to manage the Company’s pass-through Agency RMBS

Mr. Michael McTiernan

November 28, 2012

portfolio such that the Company will have sufficient whole-pool pass-through Agency RMBS to ensure it retains its exemption from registration under the Investment Company Act.

3.	We note that you are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act as well as your risk factor disclosure on page 40. Please clearly state your election under Section 107(b) of the JOBS Act.

a.	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

b.	If you have elected to use the extended transition period for complying with new or revised accounting standards under section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

RESPONSE: In response to the Staff’s comments, the Company has modified the disclosure on page 2 and page 38 to include a statement confirming that the Company has elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jumpstart Our Business Startups Act and that the election is irrevocable.

Mr. Michael McTiernan

November 28, 2012

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering

RESPONSE: The Company respectfully submits that there have been no written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act. There have also been no research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering.

5.	Please update your financial statements and the corresponding financial information within your prospectus pursuant to Rule 3-12 of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and has updated its financial statements and the corresponding financial information within the prospectus pursuant to Rule 3-12 of Regulation S-X.

Prospectus Summary, page 1

Summary Risk Factors, page 6

6.	We note your statement that there is “no certainty what effect ‘QE3’ will have on the price and liquidity of agency RMBS…” Please tell us whether you believe ‘QE3’ has impacted agency RMBS pricing, your net interest margin and your weighted average CPR. If so, please revise the risk factor accordingly.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 6 and page 24 of the prospectus.

Mr. Michael McTiernan

November 28, 2012

Our Portfolio, page 7

7.	Please include a table showing quarterly trend information since inception regarding your net interest margin, your leverage ratio and your weighted average CPR.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 8 and page 72 of the prospectus to include a table showing quarterly trend information since the beginning of the first full fiscal quarter following the Company’s inception regarding the Company’s yield on average portfolio, cost of funds, net interest spread, leverage ratio and weighted average CPR.

Our Financing Strategy, page 8

8.	Please revise to define “net weighted average borrowing cost.” Please specifically address whether it includes the costs of derivative financial instruments used to hedge interest rate risk.

RESPONSE: In response to the Staff’s comments, the Company has revised the disclosure on page 8, page 72, page 79 and page 94 to remove the reference to “net” weighted average borrowing costs and refer simply to “weighted average borrowing rate” at September 30, 2012. The Company defines weighted average borrowing rate as the product of the interest rate and the outstanding balance for each individual repurchase agreement at the end of the period, divided by the total outstanding repurchase agreements at the end of the period. The figure does not include the cost of derivative financial instruments used to hedge interest rate risk.

Mr. Michael McTiernan

November 28, 2012

About Bimini, page 15

9.	Please remove the detailed quarterly return on invested capital information for the manager from the summary. Given the relative significance of this disclosure and the fact that you are including less detailed performance information for the registrant for similar assets covering an overlapping period, we do not believe this level of detail is appropriate.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the prospectus.

The Offering, page 20

10.	The guidance you provide on the allocation of proceeds among the different buckets of assets is of limited use to an investor due to the very wide ranges. To the extent the use of proceeds will be driven by overall portfolio allocation targets and/or duration targets, please revise the disclosure to say this and, to the extent practicable, provide an estimate of the overall allocation target upon the closing of the offering and investment of the proceeds.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 18 and page 57 of the prospectus.

Special Note on Forward-Looking Statements, page 24

11.	We note your statement that you are not obligated to update or revise any forward-looking statements. We do not believe this is an accurate summary of your obligations under the federal securities laws to correct or update forward-looking statements during the distribution. Please revise your disclosure and confirm to us that you will update or correct your disclosure as required by law.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 22 of the prospectus. Furthermore, the Company confirms that it will update and correct its disclosure as required by law.

Mr. Michael McTiernan

November 28, 2012

Risk Factors, page 26

The management agreement with our Manager was not negotiated on an arm’s-length basis…, page 41

12.	Please revise to disclose that the registrant cannot terminate or decline to renew the contract of the manager for poor performance without having to pay a significant termination fee, and make a corresponding change to your summary risk factors or advise.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 6 and page 40 of the prospectus.

Capitalization, page 60

13.	We note that prior to the completion of your offering, you anticipate issuing shares to Bimini Capital Management, Inc. as a result of a stock dividend. Please confirm that you will retroactively restate your financial statements to reflect the stock dividend when effective and provide the requisite disclosures pursuant to SAB Topics 1B.3 and 4C., as well as ASC 260-10-55-12.

RESPONSE: The Company confirms that it will retroactively restate its financial statements to reflect the change in capital structure including adjusting the computations of basic and diluted earnings per share and book value per share and to provide the requisite disclosures explaining the changes made and the date the changes became effective.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

Liabilities, page 75

14.

For your repurchase agreements accounted for as collateralized financings, please quantify the average quarterly balance for all fiscal year periods presented. In addition, quantify the period end balance for each of those quarters and the maximum

Mr. Michael McTiernan

November 28, 2012

balance at any month-end. Please also explain the causes and business reasons for significant variances among these amounts.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the prospectus.

Results of Operations, page 75

15.	Given that your operations are based on net interest margin, please present a more detailed tabular analysis of interest income and expense, and related average asset balances, used in determining your overall portfolio yield for all periods presented. For average asset balances, provided at a minimum the average balance information by target asset category (i.e., pass-through Agency RMBS and structured Agency RMBS) and by principal asset class (i.e., fixed-rate and hybrid adjustable-rate mortgages for pass-through Agency RMBS), given that you provide fair values for such asset classes throughout your prospectus. In addition, please provide disclosure regarding the impact of changes to interest income and expense attributable to changes in volume and rate. Refer to SAB Topic 11.K for the applicability of disclosures required pursuant to Securities Act Industry Guide 3.

RESPONSE: In response to the first portion of the Staff’s comment, the Company has revised the disclosure on page 78 of the prospectus. As to the second portion of the Staff’s comment, the Company respectfully submits that it is not a bank holding company and does not engage in material lending or deposit activities. As a result, and consistent with Staff Accounting Bulletin Topic 11.K. related to the applicability of Article 9 of Regulation S-X and Securities Act Industry Guide 3, the Company does not believe that the referenced disclosure is applicable to it, and the Company does not anticipate providing such disclosure in future filings. The Company believes it currently provides all requisite material disclosure. In addition, the Company believes that its disclosure is materially consistent with other public companies that have similar businesses.

Mr. Michael McTiernan

November 28, 2012

Our Manager and the Management Agreement, page 100

16.	We note your disclosure that pursuant to the management agreement, you will be responsible for certain compensation paid to your CFO. In future SEC filings in which you are required to disclose manager compensation, please confirm that you will also disclose the total amounts reimbursed to the manager and the portion of that attributed to the reimbursement of compensation paid to your CFO or any other executive officer of the registrant.

RESPONSE: The Company confirms that, in future SEC filings in which the Company is required to disclose the compensation of its Manager, it will also disclose the total amounts reimbursed to the Manager and the portion of those amounts attributed to the reimbursement of compensation paid to the Company’s CFO or any other executive officer of the Company.

Reimbursement of Expenses, page 105

17.	We note the fourth bullet point in this subsection indicates that you will pay certain external expenses, including those incurred in connection with this offering. This does not appear consistent with disclosure elsewhere that your manager will pay all costs and expenses associated with this offering. Please revise or advise.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the prospectus to be consistent with the remainder of the registration statement, which accurately states that the Company’s manager, Bimini Advisors, LLC, will pay all costs and expenses associated with the offering.

Mr. Michael McTiernan

November 28, 2012

Underwriting, page 158

18.	We note that your manager has agreed to pay all of the expenses and costs in connection with your offering. Please tell us whether you will reflect such costs within your financial statements and the basis for your conclusion. Refer to SAB Topics 1B.1 and 5T.

RESPONSE: The Company will not be reflecting these costs within its financial statements. The costs of the offering are being paid by Bimini Advisors, LLC, a subsidiary of Bimini Capital Management, Inc. Bimini Advisors, as the manager of the Company, will benefit from the offering by receiving management fee revenue. The Company has neither the obligation nor intent to reimburse Bimini Advisors either directly or indirectly, for these amounts. The Company is relying on the guidance in the Commission’s Division of Corporate Finance Financial Reporting Manual, Topic 7 – Related Party Matters Section 7210.1, in applying this accounting treatment.

Part II—Information Not Required In Prospectus, page II-1

19.	Please tell us why you are filing the “Form of” various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

RESPONSE: The Company respectfully submits that it is filing “forms of” various agreements as exhibits to the registration statement because the documents will not be executed until the period of time between the registration statement being declared effective and the closing of the offering. In the event the offering is not completed, the Company and the other parties to these agreements do not wish to be bound to the terms of the various agreements, the forms of which the Company is filing as exhibits.

Mr. Michael McTiernan

November 28, 2012

20.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence.

RESPONSE: In response to the Staff’s comment, the Company has filed as exhibits to Amendment No. 1 each required exhibit except the Opinion of Venable LLP as to the legality of the securities being registered and the Opinion of Hunton & Williams LLP as to certain U.S. federal income tax matters, which are Exhibit 5.1 and Exhibit 8.1, respectively, to the registration statement. A draft of Exhibit 5.1 is attached hereto as Exhibit A, and a draft of Exhibit 8.1 is attached hereto as Exhibit B.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8388.

Very truly yours,

/s/ S. Gregory Cope, Esq.

S. Gregory Cope, Esq.

cc:	Robert E. Cauley
G. Hunter Haas, IV
Brian Ross, Esq.
David A. Miller, Esq.
Jeffrey M. Gallant, Esq.

EXHIBIT A

Exhibit 5.1

Draft of Opinion of Venable LLP as to the legality of the securities being issued

Exhibit 5.1

[LETTERHEAD OF VENABLE LLP]

DRAFT

November     , 2012

Orchid Island Capital, Inc.

3305 Flamingo Drive,

Vero Beach, Florida 32963

Re:  Registration Statement on Form S-11 (File No. 333-184538)

Ladies and Gentlemen:

We have served as Maryland counsel to Orchid Island Capital, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law relating to the registration by the Company of shares (the “Shares”) of common stock, $0.01 par value per share, of the Company having an aggregate gross public offering price of up to $[50,000,000]. The Shares are covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company, certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The form of Articles of Amendment and Restatement of the Company to be filed prior to the issuance of the Shares (the “Charter”), certified as of the date hereof by an officer of the Company;

4. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

5. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

6. Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to, among other matters, the Charter and the authorization of the sale, issuance and registration of the Shares (the “Board Resolutions”), certified as of the date hereof by an officer of the Company;

Orchid Island Capital, Inc.

November     , 2012

7. Resolutions adopted by the sole stockholder of the Company relating to, among other matters, the Charter, certified as of the date hereof by an officer of the Company;

8. A certificate executed by an officer of the Company, dated as of the date hereof; and

9. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. Prior to the issuance of the Shares, the Board or a duly authorized committee thereof will determine the number, and certain terms of issuance, of the Shares in accordance with the Board Resolutions, and the Charter will be filed with and accepted for record by the SDAT (the “Corporate Proceedings”).

Orchid Island Capital, Inc.

November     , 2012

6. The Shares will not be issued or transferred in violation of the restrictions on transfer and ownership contained in Article VII of the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Shares has been duly authorized and, when issued and delivered by the Company in accordance with the Board Resolutions, the Corporate Proceedings and the Registration Statement against payment of the consideration set forth therein, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to the applicability or effect of federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

EXHIBIT B

Exhibit 8.1

Draft of Opinion of Hunton & Williams LLP as to certain U.S. Federal income tax matters

HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

                     , 2012

Orchid Island Capital, Inc.

3305 Flamingo Drive, Suite 100

Vero Beach, Florida 32963

Orchid Island Capital, Inc.

Qualification as Real Estate Investment Trust

Ladies and Gentlemen:

We have acted as special tax counsel to Orchid Island Capital, Inc., a Maryland corporation (the “Company”), in connection with the preparation of a Registration Statement on Form S-11 (File No. 333-184838) (the “Registration Statement”), including a prospectus and all documents incorporated by reference therein (the “Prospectus”), filed with the Securities and Exchange Commission on October 22, 2012, as amended through the date hereof, with respect to the offer and sale of                      shares of common stock, par value $0.01, of the Company (the “Offering”). You have requested our opinion regarding certain U.S. federal income tax matters in connection with the Offering.

In giving this opinion letter, we have examined the following:

1.    the Registration Statement, including the Prospectus;

2.    the Company’s Articles of Incorporation filed on August 17, 2010 with the Department of Assessments and Taxation of the State of Maryland (the “SDAT”), and the Articles of Amendment and Restatement (the “Amended Articles”), in the form attached as an exhibit to the Registration Statement;

3.    the Company’s Amended and Restated Bylaws (the “Amended Bylaws”), in the form attached as an exhibit to the Registration Statement;

Orchid Island Capital, Inc.

                    , 2012

4.    the Officer’s Certificates (as defined below);

5.    the Management Agreement, by and among the Company and Bimini Advisors LLC, a Maryland corporation (the “Management Agreement”), in the form attached as an exhibit to the Registration Statement; and

6.    such other documents as we have deemed necessary or appropriate for purposes of this opinion.

In connection with the opinions rendered below, we have assumed, with your consent, that:

1.    each of the documents referred to above has been duly authorized, executed, and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended;

2.    the Amended Articles, the Amended Bylaws and the Management Agreement will be executed, delivered, adopted, and filed, as applicable, in a form substantially similar to the forms filed as exhibits to the Registration Statement;

3.    during its taxable year ending December 31, 2012, and future taxable years, the Company will operate in a manner that will make the factual representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of the Company (the “Company Officer’s Certificate”), true for such years, without regard to any qualifications as to knowledge or belief;

4.    during its taxable year ending December 31, 2012, Bimini Capital Management, Inc., a Maryland corporation (“Bimini”), operated in a manner that makes the factual representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of Bimini (together with the Company Officer’s Certificate, the “Officer’s Certificates”), true for such year, without regard to any qualifications as to knowledge or belief;

5.    the Company will not make any amendments to its organizational documents after the date of this opinion that would affect its qualification as a REIT (as defined below) for any taxable year; and

6.    no action will be taken by the Company after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

Orchid Island Capital, Inc.

                    , 2012

In connection with the opinions rendered below, we also have relied upon the correctness, without regard to any qualifications as to knowledge or belief, of the factual representations contained in the Officer’s Certificates. No facts have come to our attention that would cause us to question the accuracy and completeness of such factual representations. Furthermore, where such factual representations involve terms defined in the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations thereunder (the “Regulations”), published rulings of the Internal Revenue Service (the “Service”), or other relevant authority, we have explained to the individuals making such representations the relevant provisions of the Code, the applicable Regulations and published administrative interpretations thereof.

Based solely on the documents and assumptions set forth above, the representations set forth in the Officer’s Certificates, and the factual matters discussed in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” (which is incorporated herein by reference), we are of the opinion that:

(a)    commencing with its taxable year ending December 31, 2012, the Company will be organized in conformity with the requirements for qualification and taxation as a real estate investment trust pursuant to sections 856 through 860 of the Code (a “REIT”), and the Company’s intended method of operation will enable it to satisfy the requirements for qualification and taxation as a REIT for its taxable year ending December 31, 2012 and thereafter; and

(b)    the descriptions of the law and the legal conclusions contained in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” are correct in all material respects.

We will not review on a continuing basis the Company’s compliance with the documents or assumptions set forth above, or the representations set forth in the Officer’s Certificates. Accordingly, no assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Officer’s Certificates.

Orchid Island Capital, Inc.

                    , 2012

The foregoing opinions are based on current provisions of the Code, the Regulations, published administrative interpretations thereof, and published court decisions. The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

The foregoing opinions are limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other U.S. federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the opinions expressed herein after the date of this letter. This opinion letter speaks only as of the date hereof. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the references to Hunton & Williams LLP under the captions “Prospectus Summary—Tax Structure,” “Risk Factors—U.S. Federal Income Tax Risks,” “Business—Tax Structure,” “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

Very truly yours,